FILE # 82-5158





British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)



03029544

Freedom of Information and Prote[...] personal information requested on t[...] authority of and used for the purpose[...] *Act.* Questions about the collection c[...] directed to the Supervisor, Financial P.O. Box 10142, Pacific Centre, 701 Vancouver, BC V7Y 1L2. Toll Free i[...] 1-800-373-6393.

INCORPORATED AS PART OF:

x	Schedule A
x	Schedules B and C

(Place X in appropriate category.)

SUPPL

ISSUER DETAILS			
NAME OF ISSUER Pacific Stratus Ventures Ltd.		FOR QUARTER ENDED June 30, 2003	DATE OF REPORT YY/MM/DD 03/08/13
ISSUER'S ADDRESS 615 – 1030 West Georgia Street			
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6E 2Y3	ISSUER FAX NO. (604) 689-1289	ISSUER TELEPHONE NO. (604) 689-2646
CONTACT PERSON Harry Chew	CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 689-2646
CONTACT EMAIL ADDRESS pparagon@axion.net	WEB SITE ADDRESS N/A		

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	Harry Chew	03/08/13
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	Sonny Chew	03/08/13

(Electronic signatures should be entered in "quotations".)

8/27

Financial Statements of

PACIFIC STRATUS VENTURES LTD.

(Unaudited – Prepared by Management)

Quarter ended June 30, 2003

Schedule "A"

PACIFIC STRATUS VENTURES LTD.

Balance Sheets
June 30, 2003

		June 30, 2003 (unaudited)		December 31, 2002 (audited)
Assets				
Cash	$	43	$	-
Capital assets, net of accumulated depreciation of $8,478 (2002 - $7,860)		3,719		4,337
	$	3,762	$	4,337
Liabilities and Shareholders' Equity				
Current liabilities:				
Excess of cheques written over funds in deposit	$	-	$	3,131
Accounts payable and accrued liabilities		44,005		40,347
Due to companies under common control		108,542		58,702
Notes payable		17,390		17,390
Loans payable		25,040		17,560
		194,977		137,130
Shareholders' equity:				
Capital stock		5,784,609		5,784,609
Contributed surplus		942,331		942,331
Deficit		(6,918,155)		(6,859,733)
		(191,215)		(132,793)
	$	3,762	$	4,337

On behalf of the Board:


Director


Director

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Operations and Deficit
Six months ended June 30, 2003
(Unaudited – prepared by management)

	Three Months ended June 30,		Six Months ended June 30,	
	2003	2002	2003	2002
Expenses:				
Amortization	$ 297	$ 404	$ 618	$ 840
Consulting	-	8,500	-	8,500
Entertainment and promotion	-	4,294	-	4,452
Interest and financing charges	2	11	3	(20,542)
Management fees	8,025	8,025	16,050	16,050
Office and general	13,244	14,779	26,470	28,786
Professional fees	(2,140)	31,094	6,588	46,736
Regulatory fees, transfer agent and shareholder information	5,222	2,686	8,693	5,863
Travel and accommodation	-	1,070	-	1,252
	24,650	70,863	58,422	91,937
Net loss for the period	$ (24,650)	$ (70,863)	$ (58,422)	$ (91,937)

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Deficit
June 30, 2003
(Unaudited – prepared by management)

	Three months ended June 30, 2003	Year ended December 31, 2002
Deficit, beginning of period	$ 6,859,733	$ 6,691,169
Net Loss for the period	58,422	168,564
Deficit, end of period	$ 6,918,155	$ 6,859,733
Loss per share	$ 0.003	$ 0.01

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

Statements of Cash Flows
Six months ended June 30, 2003
(Unaudited – prepared by management)

	Three Months ended June 30,		Six Months ended June 30,	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net loss for the period	$ (24,650)	$ (70,863)	$ (58,422)	$ (91,937)
Items not involving cash:				
Amortization	297	404	618	840
Interest recovery	-	20,553	-	-
Cash provided (used) by net changes in non-cash working capital items:				
Accounts payable and accrued liabilities	(8,478)	(2,595)	3,658	(53,092)
	(32,831)	(52,501)	(54,146)	(144,189)
FINANCING ACTIVITIES				
Excess of cheques written over fund in deposit	(35)	5,781	-	5,781
Advances from companies under common control	28,560	(5,345)	49,840	(282,081)
Notes payable	-	-	-	(217,198)
Loan payable	7,480	(14,803)	7,480	(433,227)
Shares subscribed for cash	-	69,500	-	69,500
Share subscription receivable	-	-	-	56,000
Shares issued pursuant to debt settlements	-	-	-	937,000
	36,005	55,133	57,320	135,775
Increase (decrease) in cash	3,174	2,632	3,174	(8,414)
Cash, beginning of period	(3,131)	(2,632)	(3,131)	8,414
Cash, end of period	$ 43	$ -	$ 43	$ -

See accompanying notes to financial statements

PACIFIC STRATUS VENTURES LTD.

1. OPERATIONS:

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Capital Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

(b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

(c) Earnings per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding.

3. DUE TO COMPANIES UNDER COMMON CONTROL:

These amounts due to companies under common control are non-interest bearing and unsecured, with no fixed terms of repayment.

4. RELATED PARTY TRANSACTIONS:

(a) During the six months ended June 30, 2003, the Company accrued $16,050 for management fees to a company controlled by a director.

(b) During the six months ended June 30, 2003, the Company accrued $22,470 for rent and administrative services to a company controlled by a director.

5. CONTRIBUTED SURPLUS:

The contributed surplus resulted from a cancellation of escrow share during 1998.

6. SHARE CAPITAL:

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid

	Number of shares	Amount
Balance, December 31, 2000	5,972,178	4,538,686
Issued as loan bonus	456,250	119,423
Issued to directors for loan guarantees	200,000	20,000
Issued pursuant to a private placement	1,000,000	100,000
Balance, December 31, 2001	7,628,428	4,778,109
Issued pursuant to shares for debt	9,370,000	937,000
Issued pursuant to exercise of warrants	695,000	69,500
Balance, June 30, 2003	17,693,428	$ 5,784,609

PACIFIC STRATUS VENTURES LTD.

Schedule "B", page 1
Six months ended June 30, 2003
(Unaudited – prepared by management)

1.

(a) Schedule of Deferred Exploration Expenditures:

Nil

(b) General and administrative expenses for the current fiscal year-to-date:

Per attached statements

(c) Related Party Transactions current fiscal year-to-date:

Expenses include the following payments (inclusive of GST) to companies affiliated with certain directors and officers:

	2003	2002
Rent, office, accounting and administration expenses	$ 22,470	$ 29,960
Management services	16,050	16,050
	$ 38,520	$ 46,010

2.

(a) Securities issued during quarter ended June 30, 2003:

Date	Type	Number	Price	Amount	Consideration

Nil

(b) Options granted during quarter ended June 30, 2003:

Date	Optionee	Number	Exercise Price	Expiry Date

Nil

3.

(a) Authorized and issued share capital as at June 30, 2003:

100,000,000 common shares, no par value

A total of 17,693,428 common shares have been issued for a total of **$5,784,609.**

PACIFIC STRATUS VENTURES LTD.

3.

(b) Options, warrants and convertible securities outstanding as at June 30, 2003:

(i) Share purchase warrants:

Number of Warrants	Exercise Price	Expiry Date
305,000	$0.10	December 27, 2003

(ii) Incentive Stock options:

Number of Options	Exercise Price	Expiry Date
Nil		

(iii) Convertible Securities:

$ Amount of Convertible Securities	Conversion Price	Number of Shares If Converted	Number of Wts. If Converted	Expiry Date
Nil				

(c) Shares in escrow or subject to pooling as at June 30, 2003:

As at June 30, 2003 the Company had no shares in escrow or subject to pooling.

(d) List of directors and officers as at June 30, 2003:

Harry Chew	Director & President
David J.L. Williams	Director
Sonny Chew	Director
Winnie Chew	Secretary

PACIFIC STRATUS VENTURES LTD.

Schedule "C"
Six months ended June 30, 2003
(Unaudited – prepared by management)

Description of Business:

The trading of the Company's common shares on the TSX Venture Exchange is regulated by the policies of the exchange that include various numerical maintenance thresholds regarding assets, funds expended on operations, and minimum working capital. The Company has been designated as inactive by the TSX Venture Exchange and failed to submit a reactivation plan to meet Tier 2 maintenance requirements by 9/30/2002. Accordingly, the Company's common shares were suspended from trading effective 10/3/2002 for the failure to maintain Tier Maintenance Requirements in accordance with Policy 2.5 and being designated an Inactive Issuer for a period greater than 18-months. The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company is responsible for its own investor relation's activities and has not retained a third party to handle this activity. The Company is currently evaluating alternative projects along with financings in order to meet minimum tier maintenance and to have the shares reinstated for trading.

Discussion of Operations and Financial Condition:

For the quarter ended June 30, 2003, the Company recorded a net loss of $58,422 compared with a net loss of $91,937 for the same period last year, a decrease of $33,515. The decrease in loss was primarily due to a reduction in almost every expense category from the same period in the previous year. The Company had a working capital deficiency of $194,934 for the six months ended June 30, 2003 as compared with working capital deficiency of $137,130 for the year ended December 31, 2002.

Management of the Company is continuing its due diligence on various projects both in the resource and non-resources sectors. Shareholders will be kept abreast of any new developments in this area.

Subsequent Events:

Subsequent to the quarter end, the Company received notice from the TSX Venture Exchange that the Company's listing would be transferred to a new Inactive Board named NEX. Effective August 18, 2003 (the "Launch Date"), the Company will have its listing transferred from the TSX Venture Exchange to NEX and will trade under the symbol "PVL.H".